SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 6, 2007

IBERDROLA, S.A.

(Exact name of registrant as specified in its charter)

Cardenal Gardoqui, 8

48008 Bilbao

Spain

(Address of principal executive offices)

Copies to:

Michael S. Immordino

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44 20 7710 1000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Index

Exhibit Number	Description
Exhibit 99.1	Notification to the Spanish Securities Market Commission dated June 6, 2007, regarding a dividend reinvestment programme offered by Iberdrola, S.A. to its shareholders.
Exhibit 99.2	Press Release dated June 6, 2007, regarding Iberdrola S.A.’s dividend reinvestment programme

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBERDROLA, S.A.
(Registrant)

By	/s/ JULIAN MARTINEZ-SIMANCAS
Name: Julián Martínez-Simancas
Title: General Secretary and Board Secretary

Date: June 6, 2007

Exhibit 99.1

NATIONAL SECURITIES MARKET COMMISSION

For the attention of Mr Rodrigo Buenaventura

Director of the Marketing Department

Paseo de la Castellana, 19

28046 Madrid

Bilbao, June 6, 2007

Re: Communication of Significant Event

Dear Sir

We are please to inform you that IBERDROLA, S.A. (“IBERDROLA” or the “Company”) is going to offer its shareholders a Dividend Reinvestment Programme (the “Programme”), whereby shareholders who voluntarily join the scheme may reinvest their dividends in shares in the Company.

The purpose of the Programme is to offer the Company’s shareholders an easy alternative to strengthen their participation in IBERDROLA by giving them the option to increase their interest in the Company on a systematic and regular basis.

We attach details of the Dividend Reinvestment Programme.

As always we are available to deal with any queries that you or the Commission may have.

Yours faithfully,

Julián Martínez-Simancas

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IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of IBERDROLA, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

IBERDROLA, S.A. shares may not for so long as and in the event that they are “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act be deposited into any unrestricted depositary facility, including IBERDROLA, S.A.’s Level I sponsored American Depositary Receipt facility, with JP Morgan Chase Bank, N.A., as depositary.

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DETAILS OF THE DIVIDEND REINVESTMENT PROGRAMME

For the purposes of article 82 of the Spanish Securities Market Act [Ley del Mercado de Valores] notice is given of the terms and conditions of the Dividend Reinvestment Programme (DRP) for reinvestment of dividends in shares of Iberdrola, S.A. (“IBERDROLA” or the “Company”), which the Company will put into effect with each dividend payment, starting from the next payment which will take place on 2 July 2007.

1) Resolution of the General Meeting of Shareholders for the distribution of dividends.

The Ordinary General Meeting of the Company held on 29 March 2007 passed a resolution regarding the distribution of the dividend for the 2006 financial year. As a result of the said resolution and given that an amount was paid on account of the said dividend on 2 January 2007, it was resolved to pay an additional gross amount of 0.5930 euros per share on 2 July 2007.

The General Meeting also passed a resolution to allow the Company to acquire shares in IBERDROLA derivatively so that it could use the said shares for the implementation of dividend reinvestment programmes.

2) Programme to reinvest dividends in shares of the Company.

2.1) Group of investors.

The DRP is aimed at people who are shareholders of IBERDROLA at the close of trading on the day before the date on which the dividend is paid.

2.2)	Amount and price of the reinvestment; number of shares received.

IBERDROLA will pay the amount of the additional dividend resolved by the General Meeting to all shareholders in cash on the date agreed, applying the statutory tax withholding.

As the maximum statutory tax withholding is 18%, and for the purposes of maintaining proportionality in the share capital of IBERDROLA, shareholders who join the DRP may reinvest the equivalent of the amount that results from deducting the maximum withholding referred to above from the gross dividend in Company shares (in other words they can reinvest 82% of the gross dividend). The shares in which the dividend is reinvested will have the same voting and financial rights as the existing shares.

In all cases the whole of the 82% of the gross amount received by the shareholder must be reinvested. It is not therefore possible to reinvest part of the dividend.

The reinvestment price of each share will be equal to the simple average of the weighted average changes to the Company’s share price on the continuous market (SIBE) during the five (5) stock trading business days immediately before the date on which the dividend is paid, less the gross amount of the dividend. Sociedad Rectora de la Bolsa de Valores de Bilbao, S.A.U., the company that is responsible for running the Bilbao Stock Exchange, will issue a certificate with the calculation of the average price in accordance with the agreed criterion. This price will be notified by IBERDROLA to the Spanish National Securities Market Commission on the day on which the dividend is paid by means of a Significant Event and it will also be available on the Company’s website (www.iberdrola.com).

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The number of shares to which each shareholder will be entitled will be the result of dividing 82% of the gross amount received by way of dividends by the shareholder in question by the price per share calculated in accordance with the provisions of the preceding paragraph. In the event that the calculation of the number of shares to be acquired by each shareholder in accordance with this formula does not result in a whole number, the number of shares will be rounded down to the nearest whole number, with the remainder (decimal amount) being left on the cash account.

2.3) Stages in the procedure for reinvesting the additional dividend payable on 2 July 2007.

We set out below the key dates in the procedure for reinvesting dividends in Company shares:

(i)	The entities acting as custodians of the shares will make the reinvestment order form available to shareholders from 8 June 2007.

(ii)	Reinvestment period. Shareholders who wish to reinvest 82% of the gross amount of the dividend paid in shares of the Company must place investment orders between 11 June 2007 and the close of trading on 29 June 2007 – save for those member entities that close earlier.

(iii)	Period for revoking reinvestment orders: from 11 June 2007 until the close of trading on 29 June 2007 – save for those member entities that close earlier.

(iv)	Period for calculating the Reinvestment Price: from 25 June 2007 to 29 June 2007.

(v)	Publication of significant event regarding fixing of Reinvestment Price: 2 July 2007.

(vi)	Date of dividend payment: 2 July 2007.

(vii)	Date of stock exchange transaction: 5 July 2007.

(viii)	Date of settlement of the share purchase: 10 July 2007.

2.4) Process for reinvesting in IBERDROLA shares.

During the dividend reinvestment period anyone who proves his/her status as a shareholder of IBERDROLA may give a reinvestment order to the member entities with which their shares are deposited for an amount equal to 82% of the gross amount received by way of dividends to reinvest in the number of IBERDROLA shares to which he/she is entitled according to the calculation set out in point 2.2 above. The reinvestment orders will be processed by the usual methods established by each entity (branch, telephone, post, internet, etc).

Orders given by shareholders will be binding, so that once the amount of the dividend has been paid, the funds intended for reinvestment will be frozen in the cash account opened with the member entity.

Notwithstanding the foregoing, orders will be deemed to be revoked (i) in the event that as a result of the transfer of all their IBERDROLA shares the persons who gave the investment orders are not IBERDROLA shareholders at the close of trading on the day before the date of the dividend payment; (ii) in the event that the persons giving the reinvestment orders are not free to dispose of the dividends received by their IBERDROLA shares; or (iii) if within the period stipulated for the purpose the shareholder expressly revokes the order with the entity to which it gave it. In this last case partial revocations will not be accepted.

The subscription of reinvestment orders by shareholders will imply the acceptance of the terms of the DRP.

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2.5) Fees and expenses for the acquirer.

The settlement fees of the company managing the securities registration, clearance and settlement systems, Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear), and the trading fees of the Stock Exchanges will be paid by IBERDROLA in any event.

IBERDROLA will not be responsible for any fees or expenses that the custodian entities may charge to their clients for handling the reinvestment orders. Various custodian entities have indicated to IBERDROLA that they do not intend to charge fees to their clients for the reinvestment orders that they process.

3) Shareholders who cannot participate in the DRP and certain restrictions of the shares

Shareholders who are “U.S. Persons” (as defined in Regulation S of the U.S. Securities Act of 1933) and holders of CREST Depository Interests (“CDIs”) in IBERDROLA may not participate in the DRP and, therefore, cannot elect for the cash dividends payable on 2 July 2007 to be reinvested by the custodian entity in IBERDROLA shares.

IBERDROLA shares may not for so long as and in the event that they are “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act be deposited into any unrestricted depositary facility, including IBERDROLA’s Level I sponsored American Depositary Receipt facility, with JP Morgan Chase Bank, N.A., as depositary.

IBERDROLA will look at formulae that may allow holders of IBERDROLA CDIs whose CDIs are held through the Corporate Nominee Facility service (as this term is defined in the Scheme Document that sets out the terms and conditions of the merger between IBERDROLA and Scottish Power Plc) to participate in the DRP in the future.

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Exhibit 99.2

PRESS release

6 June 2007

The company will pay a gross final dividend of 0.593 euros per share from 2006 fiscalyear profits
IBERDROLA AGAIN OFFERS DIVIDEND REINVESTMENT PLAN TO SHAREHOLDERS
• IBERDROLA’s Dividend Reinvestment Plan (DRP) offers shareholders a convenient way of increasing their investment in the company
• The two previous instalments of the Plan in June and November 2006 were highly successful, attracting more than 22,000 shareholders (representing almost 7% of the capital base)
• Acquisition of new IBERDROLA shares through the Plan will be free from execution and settlement fees

IBERDROLA is again offering shareholders the possibility of reinvesting dividends in company shares with the payment on July 2 of the final dividend corresponding to the 2006 fiscal year, amounting to €0.593 per share.

Through this plan, which was launched with the final 2005 dividend, paid on 3 July 2006, IBERDROLA shareholders can conveniently and easily increase their investment in the company. The strength of IBERDROLA’s business and its high dividend yield make this initiative an attractive savings plan.

The first two PRDs were accepted by more than 22,000 shareholders who represented almost 7% of the capital base.

One of the main attractions of IBERDROLA’s PRD, which is intended to be permanent, stems from the fact that reinvestment of dividends in new shares is free from execution and settlement fees, which are wholly assumed by the company.

Shareholders who accept the PRD will have to reinvest the full amount of the net dividend from IBERDROLA shares, as partial re-investments are not permitted. The new shares will have the same voting and economic rights as the shares currently in circulation.

> Communications

The deadline for accepting the PRD ends on 29 June

Shareholders can apply for IBERDROLA’s Dividend Reinvestment Plan starting three weeks before payment of the dividend and ending at the close of trading on Friday, 29 June. They will be able to revoke their order during the same period of time, following procedures established by the entity where they have their shares deposited.

The purchase price of the company’s shares will be the average weighted price for the five sessions prior to payment date, after deducting the gross amount of the dividend. The number of shares to be received (net dividend divided by the purchase price) will be rounded down to a whole number of shares, with the balance deposited in the account of each shareholder who accepts IBERDROLA’s PRD.

Although IBERDROLA will pay the execution and settlement fees for the purchase of the new shares, it will not pay for commissions or expenses that, if applicable, the custodial entities may charge their customers for processing the reinvestment orders. Various custodial entities have stated their intention not to charge commissions to their customers for the orders they receive.

>         Communications

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of IBERDROLA, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

IBERDROLA, S.A. shares may not for so long as and in the event that they are “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act be deposited into any unrestricted depositary facility, including IBERDROLA, S.A.’s Level I sponsored American Depositary Receipt facility, with JP Morgan Chase Bank, N.A., as depositary.

Shareholders of IBERDROLA who are “U.S. Persons” (as defined in Regulation S of the U.S. Securities Act of 1933) may not participate in the DRP and, therefore, cannot elect for the cash dividends payable on 2 July 2007 to be reinvested by the custodian entity in IBERDROLA shares.

>         Communications